JOHN HANCOCK TRUST
AMENDMENT TO SUBADVISORY AGREEMENT
QS Investors, LLC
AMENDMENT made as of this ____ of ______, 2011 to the Subadvisory Agreement dated August 1, 2010 (the “Agreement”), between John Hancock Investment Management Services, LLC, a Delaware limited liability company (the “Adviser”), and QS Investors, LLC, a _____ limited liability company (the “Subadviser”). In consideration of the mutual covenants contained herein, the parties agree as follows:

1.	CHANGE IN APPENDIX A

Appendix A of the Agreement relating to compensation of the Subadviser is amended to add the following funds:

a. Lifestyle Balanced PS Series

b. Lifestyle Conservative PS Series

c. Lifestyle Growth PS Series

d. Lifestyle Moderate PS Series

2.	EFFECTIVE DATE

This Amendment shall become effective on the later to occur of (i) approval of the Amendment by the Board of Trustees of John Hancock Trust and (ii) execution of the Amendment.

3.	DEFINED TERMS

Unless otherwise defined herein, capitalized terms used herein have the meanings specified in or pursuant to the Agreement.

4.	OTHER TERMS OF THE AGREEMENT

Except as specifically amended hereby, all of the terms and conditions of the Agreement shall continue to be in full force and effect and shall be binding upon the parties in accordance with their respective terms.
(THE REMAINDER OF THIS SPACE HAS BEEN INTENTIONALLY LEFT BLANK)

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers as of the date first mentioned above.

JOHN HANCOCK INVESTMENT MANAGEMENT SERVICES, LLC
By:

QS INVESTORS, LLC
By:

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APPENDIX A
Lifestyle Trusts
Lifestyle PS Series
Lifecycle Trusts
     The Subadviser shall serve as subadviser for each series of the Trust listed below (each a “Fund of Funds”). The Adviser will pay the Subadviser, as full compensation for all services provided under this Agreement with respect to each Fund of Funds, the fee computed separately for such Fund of Funds as described below at the following annual rate (the “Subadviser Fee”):
     0.005% of the net assets of the Fund of Funds.
The Fund of Funds are as follows:
Lifestyle Balanced PS Series
Lifestyle Conservative PS Series
Lifestyle Growth PS Series
Lifestyle Moderate PS Series
     The Subadviser Fee for each Fund of Fund shall be accrued for each calendar day, and the sum of the daily fee accruals shall be paid monthly to the Subadviser within 30 days of the end of each month. The daily fee accrual will be computed by multiplying the fraction of one over the number of calendar days in the year by the annual fee rate set forth above, and multiplying this product by the net assets of the Fund of Fund. The Adviser shall provide the Subadviser with such information as the Subadviser may reasonably request supporting the calculation of the fees paid to it. Fees shall be paid either by wire transfer or check, as directed by the Subadviser. For purposes of determining net assets and calculating the Subadviser Fee, the net assets of each Fund of Fund are determined as of the close of business on the previous business day of the Trust.
     If, with respect to any Fund of Fund, this Agreement terminates, or if the manner of determining the Subadviser Fee changes, before the end of any month, the Subadviser Fee (if any) for the period from the effective date of this Agreement, or from the beginning of such month, to the date of termination, or of such change, as the case may be, shall be prorated according to the proportion that such period bears to the full month in which such termination or change occurs.

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